  Exhibit 16.1

September 20, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Acer Therapeutics Inc. to be filed with the Securities and Exchange Commission on or about September 20, 2017. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

MaloneBailey, LLP
www.malonebailey.com
Houston, Texas